Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Three months ended
March 31, 2015
(Millions)
Earnings:
Income before income taxes	$115
Less: Equity earnings	(51)
Income before income taxes and equity earnings	64
Add:
Fixed charges:
Interest incurred	209
Rental expense representative of interest factor	3
Total fixed charges	212
Distributed income of equity-method investees	214
Less:
Interest capitalized	(17)
Total earnings as adjusted	$473
Fixed charges	$212
Ratio of earnings to fixed charges	2.23